January 8, 2018

Mikhail Zhukov
Chief Executive Officer
Zemenik Trading Limited
Dositheou, 42
Strovolos, 2028, Nicosia
Cyprus

       Re: Zemenik Trading Limited
           Draft Registration Statement on Form F-1
           Submitted December 12, 2017
           CIK No. 0001721181

Dear Mr. Zhukov:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted December 12, 2017

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Presentation of Financial and Other Information, page ii
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2. Please clarify here, and elsewhere as appropriate, if the Acquisition resulted in a change in control over Headhunter FSU Limited and advise us.
Market and Industry Data, page iv

3. We note references throughout the prospectus to third-party market data derived from the reports you identify on page iv. Please provide us with copies of these reports, clearly cross-referencing each statement in the prospectus with the underlying factual support.
         Also provide a consent from J'Son & Partners to the use of the 2017 report that it prepared in anticipation of this offering.
Prospectus Summary, page 1

4. Please clarify what "Key Accounts" are on first use as you discuss financial performance using this term throughout your prospectus, but do not define it until page 77.
Overview, page 1

5. Please balance the disclosure of your revenues with disclosure of your net income (loss)
         for the same periods.
Status as a "Controlled Company", page 13

6. Please tell us whether Highworld Investments Limited and ELQ Investors Limited and
         their respective owners will act as a group for purposes of Regulation 13D-G.
Corporate and Capital Structure, page 16

7. Please briefly explain why you are incorporated in Cyprus when your business operations are in Russia and the Commonwealth of Independent States ("CIS"). Also explain why your top level corporate structure consists of three holding company that alternate between Cyprus, then Russia and then Cyprus. In your discussion, address that this structure does not comply with formal requirements of Russian law that states that a shareholder of a wholly owned subsidiary cannot itself be a wholly owned company.

8. Please revise your reference to "Free Float" in the diagram of your corporate structure to refer instead to the percentage of shares that will be held by public shareholders.
Risk Factors
We engage in de minimis activities relating to Crimea..., page 27

9. You state that you believe that United States and EU sanctions do not preclude you from conducting your current business. Please advise us of the basis for your belief.

Russian companies can be forced into liquidation on the basis of form non-compliance with
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certain applicable legal requirements, page 35

10. Please disclose whether you will rectify existing breaches by restructuring your subsidiaries before you complete this offering.
Dividend Policy, page 59

11. Tell us if there are any material currency export regulations that may affect the ability of your Russian and other subsidiaries to remit funds to you to pay dividends or for other corporate purposes. Please update your disclosures as appropriate. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 85

12. We note that in your results of operations discussion you attribute the change in operating costs and expenses to increases in personnel headcount and investment in brand development. Please tell us what consideration you gave to quantifying the increases in headcount and investment in brand development. In this regard, it may be beneficial to provide comparative headcount data to assist in explaining significant increases related to changes in personnel levels. We refer you to Section III. D of SEC Release 33-6835.
Our Industry, page 104

13. You disclose here and throughout the prospectus the growth opportunities in your market and your growth strategy. Please balance your disclosure by providing risk factor and other disclosure addressing the specific challenges you may face in realizing your growth plans. For example, on page 8 you state that there is relatively low penetration for online recruitment services in Russia. Discuss the causes for that low penetration and the obstacles the company may face in overcoming those challenges. Relevant Provisions of Cypriot Law, page 154

14. Please discuss whether the exchange on which your securities will be listed will permit the potential personal liability of a shareholder beyond its investment in your securities.
Material Cyprus Tax Considerations
Taxation of Capital Gains, page 173

15. Please state whether capital gains tax will be imposed on sales of the ADSs if your ADSs are listed on your proposed exchange. Also discuss whether you hold immovable property in Cyprus.
Stamp Duty, page 176

16. Please disclose how the imposition of a stamp tax will affect purchases and sales of the
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         ADSs.
Material Russian Tax Considerations
Taxation of Dividends and other distributions (including distributions in kind), page 178

17. In the third full paragraph on page 179, please clarify whether the exclusion from the 0%
         taxable rate applicable to "low tax" jurisdictions would apply to you. Notes to the Consolidated Financial Statements
Note 4. Significant Accounting Policies
(i) Revenue, page F-15

18. We note that you recognize revenue for CV database access, Job postings and Bundled subscriptions on a straight-line basis, with terms ranging from one day to twelve months.
         Please indicate the typical length of the subscription terms for each of your services.
         Furthermore, tell us when subscription terms commence.
Consolidated Financial Statements
Note 6. Operating Segments, page F-18

19. We note that your Russia reportable segment produces substantially all of your revenues and EBITDA, predominately generated by your Moscow and St. Petersburg operations.
         We also note that key performance indicators such as revenue and customers are disaggregated by your Moscow and St. Petersburg operations. Please explain to us your consideration of whether the Moscow and St. Petersburg operations, individually or combined, are operating and/or reportable segments under the criteria in paragraph 5 of
         IFRS 8. As part of your response, please address the following: .
           Tell us the title and describe the role of the CODM and each of the individuals who report to the CODM;
           Tell us who is held accountable, if anyone, for the Moscow and/or
St.
             Petersburg revenue streams. Also tell us the title and role of the people these individuals report to in the organization;
           Describe any information regularly provided to the CODM that pertains to your operations in Moscow and St. Petersburg and tell us how frequently it is prepared;
             and
           Describe any information regularly provided to the Board of Directors that pertains to your operations in Moscow and St. Petersburg and tell us how frequently it is prepared.

        You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert
Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay ,
Staff Attorney, at 202-551-7237 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any
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Zemenik Trading Limited
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other questions.
FirstName LastNameMikhail Zhukov
Comapany NameZemenik Trading Limited   Division of Corporation Finance
June 16, 2017 Page 5                   Office of Telecommunications
FirstName LastName